Exhibit 99.2

Report of the Remuneration Committee

Henk Dijkgraaf, Chairman of the Remuneration Committee

The Remuneration Committee’s main focus is to approve and oversee the implementation of a remuneration policy that will enable the achievement of Sasol’s strategic objectives.

Dear shareholder,

I am pleased to present the Sasol 2016 Remuneration report on behalf of the Remuneration Committee (the Committee). The following Non-executive Directors were members of the Committee over the past financial year:

Mandla Gantsho	Peter Robertson

Imogen Mkhize	Nomgando Matyumza (appointed 4 March 2016)

Jürgen Schrempp (retired 4 December 2015)

The remuneration policy is a crucial enabler of Sasol’s business strategy, encouraging sustainable performance based on a values-driven organisational culture, and aligning behaviour with the company’s approach to risk management. The Committee is tasked by the Sasol Limited Board to approve and oversee the implementation of a remuneration policy (policy) that will enable the achievement of the business objectives, translate into market related yet affordable performance-linked rewards, and ensure transparent and balanced reward outcomes that align with shareholder interests over the short and long term. Ultimately, our policy should enable the attraction and retention of valuable talent.

I had the pleasure over the past four years, to engage with our largest shareholders on the policy. Feedback from these engagements was continuously incorporated into our policy that has been transformed since 2011. During the past year, we again introduced policy enhancements which include a holding period of two years on the long-term incentive awards offered to top management as well as the termination of the accelerated vesting period in respect of long-term incentives awarded to ‘good leavers’.

The 2016 financial year (FY16) was severely impacted by the volatile macro-economic environment including the weakening rand against hard currencies and the significant drop in the crude oil price. However, strong operational performance was supported by delivering on our cash fixed cost and volume targets which were included in our Short-Term Incentive plan. The Committee is pleased with the performance of the group against the short-term incentive target for Fires, Explosives and Releases (FERs), the first time we included this measure in our efforts towards including more environmental measures in our incentive plans. The inability to achieve the headline earnings target again negatively influenced the percentage pay-out under the Short-Term Incentive plan. In support of the proactive cost conservation measures identified under the Business Performance Enhancement Plan (BPEP), no salary increases were awarded to employees in executive, management and specialist positions and below inflation increases were granted to lower level employees falling outside the collective bargaining units.

Sasol Limited Group

Report of the Remuneration Committee

(continued)

This decision assisted the group greatly in meeting the cost savings target. The Committee further decided to use its discretion and reduce the short-term incentive payments for members of the Group Executive Committee, given the LCCP cost escalation of US$2 billion. No fee increases will be tabled for Non-executive Directors for the next financial year.

The long-term incentives (LTIs) that were issued in September 2013 with corporate performance targets, will vest at 93% in September 2016.

Some remuneration policy changes were also agreed to by the Committee, which will take effect from the next financial year. The Board appointed two Joint Presidents and CEOs to take over from David E Constable who stepped down from his position for personal reasons on 30 June 2016. In both cases, remuneration packages that are within the confines of our policy yet commensurate with the responsibilities taken on, were offered and accepted and the minimum share ownership requirements for these positions as well as for the Executive Directors, were increased by 50%. The Committee will table an equity-settled long-term incentive plan to shareholders for approval at the 2016 Annual General Meeting.

For the first time, the Committee also approved the inclusion of a Return on Invested Capital target to replace the Attributable Headline Earnings target, in the Long-Term Incentive plan. In addition, an Energy Efficiency target at group level, will be included in the Short-Term Incentive plan. This target aims at stimulating both reductions in carbon dioxide emissions and improving operational efficiency and effectiveness. Twenty percent of our STI scorecard is now dedicated to environmental, social and governance related matters.

In this report, we present you with our policy that resulted in the remuneration outcomes separately detailed in the remuneration tables. We much appreciate your ongoing support.

/s/ Henk Dijkraaf
Henk Dijkraaf
Chairman of the Remuneration Committee

Section 1: Remuneration governance

1.1                               Overview

The Committee is mandated by the Board to oversee all aspects of remuneration in accordance with the approved terms of reference. The terms of reference of the Committee are reviewed annually by the Board and are available on the company’s website at www.sasol.com. Feedback reports on the decisions taken at Committee meetings are presented to the Board. Annually, a self-assessment of the effectiveness of the Committee and the Committee Chairman is undertaken.

The Committee met four times during the year. Attendance is reported in the Corporate Governance framework contained in the Integrated Report.

Sasol complies with the relevant remuneration governance codes and statutes that apply in the various jurisdictions within which it operates. As in previous years, all remuneration principles and practices stated in the King Code of Governance Principles for South Africa 2009 (King III Code) are applied, with the exception of one practice relating to the Non-executive Directors’ fee structure, which is explained later in this report.

1.2                               Independent external advisors

The Committee again appointed New Bridge Street (a UK based firm) to act as independent external advisors to the Committee. New Bridge Street is a signatory to the UK Remuneration Consultants’ Code of Conduct.

1.3                               Key definitions

For clarity, the following terms are used in this report in respect of the FY16 organisational structure:

•          The term Group Executive Committee (GEC) refers to the members of the executive committee, who are responsible for the design and execution of the organisation’s strategy and business plans. All members of the GEC report to the President and CEO and are viewed as prescribed officers within the meaning of the Companies Act, no 71 of 2008, as amended (the Act). Members of the GEC are also referred to as Executive Vice Presidents (EVPs) and include the Executive Directors as well as the President and Chief Executive Officer (currently, the GEC comprises 10 members);

•          Group Leadership is defined as the level below the GEC (Senior Vice Presidents or SVPs) (33);

•          Top management refers to members of the GEC as well as the Group Leadership (43);

•          Leadership is defined as the level below Group Leadership (Vice Presidents or VPs) (190); and

•          Senior management is defined as the level below Leadership (990).

1.4                               Executive service contracts

The President and CEO of the past five years, David E Constable, decided to step down on 30 June 2016, for personal reasons. David Constable has been replaced with effect from 1 July 2016 by two joint Presidents and CEOs namely Stephen R Cornell (EVP: International Operations until 30 June 2016) and Bongani Nqwababa (Chief Financial Officer until 30 June 2016). Stephen R Cornell is employed on a five -year contract; Bongani Nqwababa is employed on a standard permanent contract.

The term of office of the President and CEO is not specified in the company’s memorandum of incorporation. Prescribed officers have permanent employment contracts with notice periods of three months. The contracts provide for salary and benefits to be offered to the executives as well as participation in incentive plans on the basis of group and individual performance and as approved by the Board. GEC members and directors are required to retire from the group and as directors from the Board at the age of 60, unless requested by the Board to extend their term.

Termination arrangements for executives are provided later in this report.

1.5                               Risk management

The following list of principles, intended to mitigate against risks which may unintentionally emanate from the remuneration policy, have been agreed to by the Committee:

a)             The remuneration policy sets the tone for the alignment between the policy itself, the company’s risk approach, the business strategy, values and objectives as well as shareholder interests.

b)             No part of the remuneration policy and any of the plans approved under the policy encourages excessive risk-taking.

c)              Any change to the remuneration policy has to be approved by the Committee.

d)             The remuneration policy is transparent internally and externally.

e)              Executive remuneration awards are aligned with the policy and are disclosed in detail.

f)               Executive awards are made in terms of performance at group, portfolio and individual level.

g)              All incentive plans and targets are reviewed annually.

h)             The remuneration mix including the ratio between fixed and variable remuneration, is reviewed by the Committee annually.

Sasol Limited Group

Report of the Remuneration Committee

(continued)

1.6                               Sasol clawback policy

Clawbacks may be implemented by the Board for:

•          any material misstatement of financial statements or where performance related to non-financial targets has been misrepresented and such misstatement has led to the overpayment of incentives to executives;

•          errors made in the calculation of any performance condition whether financial or non-financial and which resulted in an overpayment; and

•          gross misconduct on the part of the employee leading to dismissal (where, had the gross misconduct been known prior to the incentive/incentive gains being paid, it would have resulted in the payment not being made).

Clawbacks may be implemented from all gains derived from any short-term or long-term incentive award, excluding the Sasol Inzalo (BEE) plans. The clawback recovery may take the form of the following options, to be determined by the Committee:

•          by a reduction in the value of the future short-term incentive award(s) or unvested long-term incentive award(s), i.e. the deduction is made from the gross value prior to payment; and/or

•          from the gains derived from any outstanding (including unexercised) long-term incentives; and/or

•          other than for Executive Directors, a repayment plan over a period of up to 12 months at the official date of interest, for fringe benefit tax purposes, could be agreed with the executive, whereby monthly repayments would be made through a salary deduction arrangement; and/or

•          the employee repays the amount as a lump sum payment from his/her own resources.

In the event that an employee has left the services of the company, or there is limited possibility of recovering amounts from future incentive awards, the company may institute proceedings to recover such amounts.

Section 2: Remuneration policy

2.1                               Key components of Sasol’s remuneration policy

The key components of Sasol’s remuneration structure and incentive targets are set out in the table below:

Remuneration
component	Policy principles and application	Performance targets and pay-out details
Total Guaranteed Package (TGP)/base salary

•   Broad pay bands are set around location and sector-specific median benchmark points.

•   The total cost of annual increases is approved by the Committee and set in accordance with market movement, affordability and forecasted inflation.

•   Distribution of increases to employees outside the bargaining forums is done with reference to individual performance, internal equity, competence and potential. Effective date: 1 October.

•   Performance-based increases are not applied for the bargaining sector. Effective date: 1 July.

•   Salaries are paid monthly to all employees except  for employees in the United States and Canada who receive salary payments on a bi-weekly basis in line with local market practice.

•   Employees who are promoted are considered for adjustments if justified.

Benefits and allowances

•   Benefits include but are not limited to membership of a retirement plan and health insurance, disability and death cover to which contributions are made by both the company and the employee.

•   Allowances are paid in terms of statutory compliance.

•   Benefits are offered on retirement, or for reasons of sickness, disability or death.

•   Allowances are linked to roles within specific locations and paid together with salaries.

•   A number of special allowances including inter alia housing, home leave and child education are included in the company’s expatriate remuneration policy.

Remuneration
component	Policy principles and application	Performance targets and pay-out details

Short-Term Incentive (STI) plan

•   A single structure is applicable to all employees globally excluding certain employees whoare aligned with Mining production or sales commission arrangements.

•   Target incentive percentages are set in accordance with median benchmarks.

 •  The STI structure consists of group, entity and individual performance targets set in advance of every financial year.

•   Group targets for FY16:

•   Growth in headline earnings

•   Growth in volumes

•   Business Performance Enhancement Plan and Response Plan cost savings targets

•   Improvement in working capital and gross margin

•   B-BBEE targets (for SA entities) in respect of preferential procurement and employment equity; and

•   Safety targets — Recordable Case Rate (RCR) and Fires, Explosives and Releases (FERs)

•   Entity targets are set in line with business plans approved by the responsible EVP. Sustainability and safety targets are also set at entity level.

•   Individual targets are included in the performance agreement and refer to the requirements of the role. These include major project milestones where relevant.

Long-Term Incentive plan (LTI)

•   The LTI structure consists of future cash incentive payments calculated with reference to the market value of a Sasol ordinary share (or American Depository Receipt (ADR) for international participants), subject to the vesting conditions.

•   The Committee is responsible for governing all LTI awards and considers these in respect of:

•  Internal and external promotions to qualifying roles;

•  Annual awards to eligible employees; and

•  Discretionary awards for purposes of retention.

•   Awards are directly linked to the role and individual performance, and vesting is subject to service and performance targets.

•   Vesting period is three years, with a further holding period of two years for SVPs and EVPs in respect of 50% of the award.

•  Of the total award, the following portion is linked to corporate performance targets (CPTs):

•   GEC: 100%

•   Other participants: 60%

•   Corporate performance targets include:

•   Total shareholders’ return vs. two indices namely the MSCI World Energy Index and the MSCI World Chemicals Index;

•   Efficiencies measuring increase in tons produced over staff headcount growth; and

•   Compound attributable earnings vs. CPI (to be replaced by ROIC in FY17)

Sasol Limited Group

Report of the Remuneration Committee

(continued)

The following table sets out the targets and weightings approved for the Short-Term Incentive plan, for periods FY15 and FY16:

2015 targets	Weight	2016 targets	Weight
Year-on-year growth in headline earnings	35%	Year-on-year growth in headline earnings	30%
Year-on-year growth in cash fixed costs	15%	Year-on-year growth in cash fixed costs including BPEP	20%
Volume growth (fuel equivalent tons)	20%	Volume growth (fuel equivalent tons)	20%
Employment equity	10%	Preferential procurement (5%) and employment equity (5%)	10%
Safety	10%	Safety FERs (5%) and RCR (5%)	10%
Key milestones in Business Performance Enhancement Programme (BPEP)	10%	Working capital and gross margin	10%

Changes to targets are in direct response to our strategy and business plan and the key focus areas that we need our employees to focus on. The reduction in weighting allocated towards headline earnings, was specifically in response to feedback from our shareholders. However, the Committee has agreed not to reduce the weighting of this target any further. Achievement against the FY16 targets is included later in this report.

The following table sets out the targets approved for the long term incentives awarded during FY15 and FY16:

2015 targets	Weight	2016 targets	Weight
Increase in tons produced per head	25%	Increase in tons produced per head	25%
Compound growth in attributable earnings	25%	Compound growth in attributable earnings	25%
TSR — MSCI World Energy index	35%	TSR — MSCI World Energy index	25%
TSR — JSE Resources 10 index (excl Sasol)	15%	TSR — MSCI World Chemicals index	25%

As indicated, the only change over the period FY15/FY16 relates to the exclusion of the JSE Resources 10 Index in favour of the MSCI World Chemicals Index which better reflects the Sasol business model and is also a more stable index used for comparative purposes.

Achievement against the targets in respect of LTIs that have vested during FY16, is included later in this report.

2.2                               Total remuneration

2.2.1                     Benchmarking

Executive remuneration is benchmarked against data provided in national executive remuneration surveys, as well as against information disclosed in the remuneration reports of organisations included in the executive remuneration benchmarking group. One of the Committee’s key tasks is to preserve the relevance, integrity and consistency of this benchmarking exercise. For positions below the GEC, survey reports from PwC Remchannel and Mercer Global Remuneration Solutions are used for benchmarking of South African remuneration levels; survey data from the Hay Group, ECA, Mercer and Towers Watson are used in different locations in the international environment.

The ratios within the remuneration mix are structured for different structural layers within the organisation and geographic locations. The relative proportion of the remuneration components of the GEC within the approved remuneration mix (at target and maximum) is set out in the following charts:

Sasol Limited Group

Report of the Remuneration Committee

(continued)

The charts indicate a balanced portfolio of rewards allocated in terms of base salary/TGP, short-term and long-term incentives, tied to the achievement of group and individual targets set over the short and long-term to ensure sustainable focus on the group’s strategic objectives. Maximum awards on the short term incentive can only be achieved if the group and the individual achieve 150% against the targets set.

2.2.2                     Total guaranteed package (TGP)/base salary and benefits

South African employees who are not covered by collective bargaining agreements, receive a TGP which includes employer contributions towards retirement, risk, death and health care benefits. The concept of TGP was introduced in 2008 for supervisory levels and above and, in terms of this model, all changes to benefit contribution levels are cost neutral to the employer. All increases in the benefit pricing of employee and employer contributions reduce the net cash salary of employees.

A partial salary freeze on annual TGP/base salary was implemented for FY16. Employees in executive, management, supervisory and specialist roles did not receive an annual increase. The total cost of increases granted to employees below these levels, amounted to 2,2% of the salary bill of employees falling outside the collective bargaining units and was distributed in relation to individual merit.

Unionised employees have received higher increases than what has been granted to non-collective bargaining employees for seven consecutive years. Increases varied between 6,0% and 6,75% which were implemented 1 July 2015.

2.2.3                     Short-Term Incentive (STI) Plan

The configuration and weightings attached to the different parts of the STI formula differs to the extent that employees can influence the achievement of performance objectives either directly or indirectly.

STI — members of the GEC

The following formula is used to calculate the STI amounts payable to the GEC:

STI target awards remained unchanged, namely:

		Potential
	Target	Maximum
Role	incentive %	incentive %
President and Chief Executive Officer	115%	259%
Executive Directors	90%	203%
Group Executives	75%	169%

The targets set for the incentive plans, and their link to the business plan, have been set out earlier in this report. The group targets applicable to the GEC, their weights and the resultant outcome of the group performance factor multiplier for FY16 are indicated in the following table:

Key Performance
Indicator (group				Stretch target		Weighted
targets)	Weighting	Threshold (0%)	Target (100%)	(150%)	Achievement	achievement
Year-on-year growth in headline earnings	30%	FY15 + CPI (measured over the fiscal year)	FY15 +CPI (measured over the fiscal year) +2%	FY15 +CPI (measured over the fiscal year) +8%	Below threshold	0%
Year-on-year growth in volumes	20%	FY15 Volumes	FY15 Volumes +1,5%	FY15 Volumes +2%	1,25% growth	16,67%
Year-on-year growth in Cash Fixed Costs (CFC) less PPI	20%	Approved group FY16 CFC budget including BPEP savings of R3,5bn	Approved group FY16 CFC budget including BPEP savings of R4,5bn	Approved group FY16 CFC budget including BPEP savings of R6,5bn	Exceed stretch target	30,00%
Working Capital and Gross Margin	10%	15% below, FY16 Gross margin and working capital budget	100% of FY16 Gross margin and working capital budget	15% better than FY16 Gross margin and working capital budget	99,7% of target	9,82%
Broad-Based Black Economic Empowerment B-BBEE — Preferential Procurement	5%	0% improvement on 51% Black owned spend in South Africa of R2,3bn	51% Black owned spend in South Africa of R3,2bn	51% Black owned spend in South Africa of R3,6bn	Exceed stretch target	7,50%
Employment Equity	5%	30% of all opportunities used to appoint African or Coloured employees	60% of all opportunities used to appoint African or Coloured employees	75% of all opportunities used to appoint African or Coloured employees	77% of senior external appointments African and Coloured	7,50%
Safety Indicators (FERs)	5%	No improvement on FY15 actual number of FERs	5% improvement on FY15 actual number of FERs	10% improvement on FY15 actual number of FERs	Exceed stretch target	7,50%
(RCR excluding illnesses) modified for fatalities	5%	RCR of 0,38	RCR of 0,31	RCR of 0,29	RCR of 0,29 modified for fatalities	3,00%
Total						81,99%

The STI group performance achievement of 81,99%, compares to 82,20% achieved in FY15.

The President and CEO’s performance is assessed by the Board, on recommendation of the Committee and the Chairman of the Board. Their performance is measured against a predetermined set of objectives that include inter alia strategic leadership, business results, project progress and stakeholder relations as reflected in their performance scorecard.

Sasol Limited Group

Report of the Remuneration Committee

(continued)

The portfolios of GEC members cover a number of business units or group functions, and large-scale projects, therefore a weighted combination of the relevant scores is included in the individual performance score for each GEC member. The measures that are assessed for the individual performance factors for members of the GEC include a combination of portfolio specific targets.

STI — the four levels below GEC

The following formula is used to calculate these STI amounts:

Each Operating Model Entity’s final STI score is verified by internal audit and approved by the Committee for payment.

2.3                               Long-Term incentive (LTI) plans

LTI awards give participating employees the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the market value of a Sasol ordinary share (or ADR for international employees), subject to the vesting conditions. The plan does not confer any right to acquire shares in Sasol Limited. Cash amounts equal to the dividends (dividend equivalents) that would have been earned on a Sasol ordinary share or ADR, are payable on vested units.

The accelerated vesting principles previously used in cases of termination for ‘good leavers’, will no longer apply to top management. A service penalty will apply in cases of service termination as ‘good leavers’ but the standard vesting period will remain intact.

A two-year post-vesting holding period has been introduced for top management to further align with shareholder interests as well as the long project development cycles. When LTIs vest at the end of the three-year performance period, only 50% of the gains are settled with the remaining 50% being subject to the two-year holding period. Dividend equivalents continue to accrue on vested units during the holding period. An equity settled plan will be introduced in FY17, subject to shareholder approval.

The following table sets out the target values of annual LTI for prescribed officers as a percentage of actual base salary/ TGP. Actual awards may vary in terms of performance or other relevant factors.

Multiple of
Role	salary/TGP
President and Chief Executive Officer	150%
Executive Directors	135%
Group Executives	110%

The next table summarises the weightings and corporate performance targets (CPTs) under which the FY16 LTI awards were granted. Vesting is considered in terms of the weighted performance measured against four targets. There is no opportunity for retesting of targets.

	Weight (of the			Stretch (at which
	portion linked to		Target (at which 100%	200% of the awards
Measures(1)	the CPTs)	Threshold	of the awards vest)	vest)
Increase in tons produced per head	25%	0% improvement on FY15 base target	1% improvement on FY15 base target	2% improvement on FY15 base target
Growth in attributable earnings(3)	25%	80% of average compound CPI for three financial years	>100% to 120% of average compound CPI for three financial years	>120% of average compound CPI for three financial years
TSR(2) — MSCI World Energy Index	25%	40th percentile	60th percentile	75th percentile
TSR(2) — MSCI World Chemicals Index	25%	40th percentile	60th percentile	75th percentile

(1) Vesting on a ranked relative basis between threshold and target and between target and maximum

(2) TSR = Total Shareholders’ Return

(3) To be replaced with a ROIC target from FY17

A summary of outstanding LTI awards and vesting percentages is presented in the following table:

			Weighting of performance targets
					Increase	TSR vs.		TSR vs.
			Growth in	Production	in tons	MSCI	TSR vs.	MSCI
Financial year	Vesting year		attributable	volume	produced/	Chemicals	JSE	energy	Vesting
of allocation	(FY)	Vesting range	earnings	growth	head	index	RESI 10	index	results
2013	2016	40% to 160%	25%	—	25%	—	25%	25%	156%
2014	2017	30% to 170%(1)	25%	—	25%	—	25%	25%	93,4%
		40% to 160%(2)							94,3%
2015	2018	0 % to 200%(1)	25%	—	25%	—	15%	35%	Unvested
		40% to 160%(2)
2016	2019	0% to 200%(1)	25%	—	25%	25%	—	25%	Unvested
		40% to 160%(2)

(1) Top management

(2) All other participants

Of the long-term incentives issued to top management during FY14 (September 2013), 70% were linked to corporate performance targets. The vesting percentage of LTIs issued in FY14, which will vest early in FY17, is 93%; largely as a result of the performance of the total shareholders’ return target compared to the JSE RESI 10 and MSCI Energy indices respectively, as well as record levels of production volumes achieved over the vesting period. A 5% compound growth in volumes per head was achieved over the period. Unfortunately, growth in attributable earnings missed the threshold target.

Share appreciation rights (SARs) (no awards made to executives since FY13)

SARs gave participating employees the opportunity, subject to the vesting conditions, to receive a future cash incentive payment calculated with reference to the increase in the market value of a Sasol ordinary share from the date of grant, after the three, four and five year vesting periods respectively (up to FY12; over two, four and six years). The plan does not confer any rights to acquire shares in Sasol Limited and employees are not entitled to dividends (or dividend equivalents). The maximum period for exercising SARs is nine years from the date of the grant after which they lapse.

Sasol Limited Group

Report of the Remuneration Committee

(continued)

A summary of outstanding SAR allocations’ vesting percentages are presented in the table below:

			Weighting of performance targets
					Production			TSR vs.
Financial			Attributable	Production	volume/			MSCI
year of	Vesting	Vesting	earnings	volume	headcount	Share price	TSR vs. JSE	energy	Vesting
allocation	year (FY)	range	growth	growth	growth	vs. ALSI 40	RESI 10	index	results (FY)
2010	2012, 2014 & 2016	75% to 125%	25%	25%	—	50%	—	—	2012 = 106,25% 2014 = 112,50% 2016 = 100%
2011	2013, 2015 & 2017	75% to 125%	25%	25%	—	50%	—	—	2013 = 112,50% 2015 = 100% 2017 = 87%
2012	2014, 2016 & 2018	75% to 125%	25%	25%	—	50%	—	—	2014 = 112,50% 2016 = 100% 2018 = unvested
2013	2016, 2017 & 2018	40% to 160%	25%	—	25%	—	25%	25%	2016 = 156% 2017 = 108% 2018 = unvested

No changes to formulaic results were made by the Committee.

2.4                               Sasol Inzalo Management Scheme

Sasol implemented the Sasol Inzalo black economic empowerment (BEE) transaction in 2008. As part of this transaction, senior black management (black managers), including black Executive Directors and members of the GEC, participated in the Sasol Inzalo Management Scheme and were awarded rights to Sasol ordinary shares. The rights entitle the employees from the inception of the scheme to receive dividends bi-annually and Sasol ordinary shares at the end of ten years, being the tenure of the transaction, subject to Sasol’s right to repurchase some of the shares issued to The Sasol Inzalo Management Trust (Management Trust) in accordance with a predetermined repurchase formula. The formula takes into account the underlying value of the shares on 18 March 2008, the dividends not received by the Management Trust as a result of the pre-conditions attached to those shares and the price of Sasol ordinary shares at the end of the ten year period.

On retirement at normal retirement age, early retirement, retrenchment due to operational requirements or on leaving the employ of Sasol due to ill health during the tenure of the Sasol Inzalo transaction, the black managers (as defined in the Deed of Trust for The Sasol Inzalo Management Trust) will retain their entire allocation of rights until the end of the ten year period, subject to Sasol’s repurchase right referred to above. The nominated beneficiaries or heirs of those black managers, who die at any time during the transaction period, will succeed to their entire allocation of rights. On resignation within the first three years of having been granted these rights, all rights were forfeited. On resignation, after three years or more from being granted the rights, the black managers forfeit 10% of their rights for each full year or part thereof remaining from the date of resignation until the end of the transaction period. Black managers leaving the employment of Sasol during the 10-year period by reason of dismissal, or for reasons other than operational requirements, will forfeit their rights to Sasol ordinary shares.

See note 36 of the Annual Financial Statements for the outstanding rights under the Sasol Share Inzalo Management Scheme.

2.5                               Share ownership guideline

The share ownership guideline which became effective on 1 July 2014 has been increased as follows and will be effective from 1 July 2016:

President and Chief Executive Officer: 300% of annual pensionable remuneration

Chief Financial Officer and other Executive Directors: 200% of annual pensionable remuneration

The requirement must be fully achieved within five years from 1 July 2014, or from the date of appointment, if after this date.

2.6                               Retention and sign-on payments

The sign-on payment and retention policy may be used in the recruitment of candidates in highly specialised or scarce skill positions, mostly in senior levels, or to retain critical skills. These payments are linked to retention agreements of at least two years.

2.7                               Summary of termination arrangements applicable to executive service agreements

Remuneration policy component	Voluntary termination (i.e. resignation)	Involuntary termination (i.e. retrenchment, redundancy, retirement or other reasons included under the definition of ‘good leaver’)
Base salary	Payable up to the last date of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last date of service including the notice period. In cases of retrenchment or redundancy, a four month notice period applies.

Health insurance	Benefit continues up to the last date of service.	Benefit continues up to last date of service and for pensioners who qualify for the post retirement plan, they continue to receive the employer’s contribution towards the health plan.

Retirement and risk plans	Employer contributions are paid up to the last date of service. The employee is entitled to the full value of the investment and any returns thereon.	Employer contributions paid up to last date of service. The employee is entitled to the full value of investment and any returns thereon.

Other benefits	Not applicable

In cases of retrenchment/redundancy, a severance package equal to three weeks’ salary per completed year of service is offered in addition to the notice period. In case of voluntary retrenchments, an additional three months’ salary is included in the severance package.

Short-Term Incentive (STI)

If the executive resigns on or after 30 June, there is an entitlement to the STI which may be applicable for the past financial year, subject to the achievement of performance targets. No pro rata incentive is due if the executive leaves prior to the end of the financial year for reasons of dismissal or resignation.

A pro rata incentive is payable for the period in service during the financial year.

Long-Term Incentives (LTIs)	All vested SARs to be exercised by the last date of service. All unvested SARs and LTIs are forfeited.

For early retirees, the original SAR vesting period remains unchanged up to the normal date of retirement and then vests subject to the achievement of CPTs as well as an application of a service penalty for the period not worked during the vesting period. No accelerated vesting applies to Long-Term Incentives but service penalty will be applied at the end of the vesting period.

Sasol Limited Group

Report of the Remuneration Committee

(continued)

•          In cases of executives being dismissed, the salary and contributions towards benefit plans will be paid up to the last date of service, but there will be no entitlement to unvested long-term incentive awards, or a pro rata short-term incentive.

•          In cases of separation by mutual agreement, the salary and contributions towards benefit plans will be paid up to the last date of service and a mutual separation amount or a retainer may be offered subject to Board approval.

•          In the event of a takeover or merger of the company, the rights issued under the long-term incentive plan will vest immediately subject to the latest estimated performance achievement against the corporate performance targets, as approved by the Board.

•          There are no arrangements for ‘golden’ parachutes or any other incentivised terminations other than what is payable under the Retrenchment policy.

•          Prescribed officers and participants of the LTI plans may not trade any Sasol shares or LTIs during a closed period.

•          The Committee has the discretion to vary cessation conditions.

2.8                               Non-executive Director fees

Non-executive Directors are appointed to the Sasol Limited Board (Board) based on their ability to contribute competence, insight and experience appropriate to assisting the group to set and achieve its objectives. Consequently, fees are set at levels to attract and retain the calibre of director necessary to contribute to a highly effective board. They do not receive short-term incentives, nor do they participate in long-term incentive plans. No arrangement exists for compensation in respect of loss of office.

As an exception to the recommended remuneration practice of the King III Code, and as in previous years, the fee structure for Non-executive Directors is not split between a base fee and an attendance fee. Non-executive Directors are paid a fixed annual fee in respect of their Board membership, as well as supplementary fees for committee membership and an additional committee fee for formally scheduled board and committee meetings which do not form part of the annual calendar of meetings. Non-executive Directors receive fixed fees for services, on boards and board committees. Actual fees and the fee structure are reviewed annually. The peer group used for benchmarking of fees is the same as for executive remuneration benchmarking. The Board recommends the fees payable to the Chairman and Non-executive Directors for approval by the shareholders.

Annual Non-executive Directors’ fees are as follows for the two past financial years:

	2016				2015
	Member		Chairman		Member		Chairman
Chairman of the Board, inclusive of fees payable for attendance or membership of board committees and directorship of the company			R	4 900 000			R	4 900 000
Resident fees
Non-executive Directors	R	660 000			R	530 000
Audit Committee	R	199 000	R	398 000	R	199 000	R	398 000
Remuneration Committee	R	136 000	R	272 000	R	136 000	R	272 000
Capital Investment Committee	R	117 000	R	234 000		n/a		n/a
Risk and Safety, Health and Environment Committee	R	117 000	R	234 000	R	117 000	R	234 000
Nomination and Governance Committee	R	117 000	R	234 000	R	117 000	R	234 000
Share Incentive Plan Trustees (resident and non-resident)	R	67 000	R	134 000	R	67 000	R	134 000
Lead Independent Director (additional fee)	R	170 000			R	170 000
Attendance of formally scheduled ad hoc board and committee meetings (per meeting)	R	21 000			R	21 000
Non-resident fees
Non-executive Directors	US$	147 000			US$	147 000
Audit Committee	US$	27 000	US$	54 000	US$	27 000	US$	54 000
Remuneration Committee	US$	20 500	US$	41 000	US$	20 500	US$	41 000
Capital Investment Committee	US$	18 500	US$	37 000		n/a		n/a
Risk and Safety, Health and Environment Committee	US$	18 500	US$	37 000	US$	18 500	US$	37 000
Nomination and Governance Committee	US$	18 500	US$	37 000	US$	18 500	US$	37 000
Lead Independent Director (additional fee)	US$	51 000			US$	51 000

Executive Directors do not receive directors’ fees.

A Non-executive Director is required to retire at the end of the calendar year in which the director turns 70, unless the Board, subject to the memorandum of incorporation and by unanimous resolution on a year-to-year basis, extends the director’s term of office until the end of the year in which he or she turns 73.

Section 3: Remuneration in 2016

The appointment and re-election dates of executive directors in office during the financial year are outlined below:

	Employment date in the	Date first appointed	Date last re-elected
Executive Directors	group of companies	to the board	as a director	Date due for re-election(1)
DE Constable	1 June 2011	1 July 2011	21 November 2014	N/A(2)
VN Fakude	1 October 2005	1 October 2005	4 December 2015	17 November 2017
B Nqwababa	1 March 2015	1 March 2015	21 November 2014	25 November 2016

(1) Projected date of retirement by rotation based on 13 directors in office on 30 June 2016.

(2) Mr DE Constable stepped down on 30 June 2016.

President and Chief Executive Officer and Executive Directors’ remuneration

The President and Chief Executive Officer’s salary and short-term incentive is paid to him on a net of tax basis in US dollars in terms of the company’s expatriate remuneration policy.

The required rand-based disclosure is impacted by the rand/US dollar exchange rate. In the past financial year, the rate has fluctuated between R12,25 and R16,88 which distorts the actual remuneration received when disclosed in rand. Therefore, to facilitate comprehensive remuneration disclosure, the table below provides the actual year-on-year increase in net base salary and STI in US dollars since 2012.

						% change
DE Constable	FY12 US$	FY13 US$	FY14 US$	FY15 US$	FY16 US$	(FY15/16)
Net base salary	827 782	865 032	899 633	935 618	935 618	0%
Net STI	839 803	1 320 231	1 717 770	1 034 794	524 015	(49)%

The table below provides factors considered in the final determination of the annual STI award. The final Individual Performance Factors (IPFs) are disclosed in a range.

In response to the LCCP overruns, the Board agreed to reduce the short-term incentives of GEC members through a negative modifier, to the extent that they were directly or indirectly responsible for project execution.

					Individual	Board
					Performance	approved
	TGP/Base salary			Group	factor %	Modifier
	as at 30 June 2016		Target %	factor %	range(2)	(LCCP) %	FY16 STI value
Executive Directors	A		B	C	D	E	F = AxBxCxDxE
DE Constable(1)	US$	935 618	115	81,99	90 – 100	(40)	US$	524 015
VN Fakude	R	8 049 146	90	81,99	90 – 100	(15)	R	5 048 613
B Nqwababa	R	6 700 000	90	81,99	95 – 105	(15)	R	4 412 517

(1) Net USD salary used to calculate net USD short-term incentive.

(2) Actual score determined by performance against individual scorecard, in a range of 0% to 150%

Sasol Limited Group

Report of the Remuneration Committee

(continued)

Remuneration and benefits paid (disclosed in rands) and approved in respect of 2016 for Executive Directors were as follows:

Executive Directors

	DE Constable(3)				B Nqwababa(5)			VN Fakude(6)			P Victor(7)
				%			%			%			%
R’000	2016		2015	change	2016	2015	change	2016	2015	change	2016	2015	change
Salary	22 769		17 722		5 987	1 960		6 181	6 067		—	1 999
Retirement funding	223		234		636	249		1 765	1 732		—	300
Vehicle benefits	—		—		—	—		60	60		—	67
Medical benefits	371		381		81	24		46	42		—	—
Vehicle insurance fringe benefits	6		6		6	2		6	6		—	4
Security benefits	868		1 028		446	112		393	544		—	—
Other benefits	5 363	(4)	4 062		1 750	444		185	—		—	208
Total salary and benefits	29 600		23 433	26	8 906	2 791	219	8 636	8 451	2	—	2 578
Annual Short- Term Incentive(1)	12 437		23 578		4 413	1 652		5 049	6 431		—	2 269
Long-Term Incentive gains(8)	14 352		13 196		—	—		10 320	13 523		—	—
Total annual remuneration(2)	56 389		60 207	(6)	13 319	4 443	200	24 005	28 405	(15)	—	4 847

(1)   Incentives approved on the group results for the 2016 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2016. The difference between the amount approved as at 9 September 2016 and the total amount accrued as at 30 June 2016 represents an over provision of R19,3 million. The over provision of R14,2 million for 2015 was reversed in 2016.

(2)   Total annual remuneration includes gains derived from the long-term incentive plan vesting during the year under review.

(3)   Salary and short-term incentive paid in US dollars, reflected at the exchange rate of the month of payment for the salaries, and on 9 September 2016 for the incentive being the date of approval of the Annual Financial Statements. Change in rand values are as a result of exchange rate fluctuations.

(4)   Other benefits for Mr DE Constable include the cost of grossing up additional benefits offered under the expatriation policy for tax purposes. Security (R603 500), medical aid (R258 125), housing including gross-up (R2 274 411), vehicle insurance (R3 975), home leave allowance including gross-up (R700 737), risk and personal cover (R 154 693) and leave encashment including gross-up (R1 367 188). Medical benefits include international cover for dependents.

(5)   B Nqwababa was appointed as Chief Financial Officer on 1 March 2015, and amounts reflect pro rata period for 2015. A sign on payment totalling R9 000 000 and payable over three years was concluded with Mr B Nqwababa as part of his employment contract compensating partially for incentives and benefits forfeited when he resigned from his previous employer. This amount reflects the first and second tranche, apportioned for his period of service within the 2016 financial year. The remaining balance will be paid in FY17.

(6)   Other benefits include a 10 year long-service award and Inzalo dividends earned during the financial year.

(7)   Pro rata remuneration received by Mr P Victor as acting Chief Financial Officer during the 2015 financial year. Other benefits include a retention payment of R1 500 000 in October 2014. Mr P Victor stood down as acting Chief Financial Officer with effect from 28 February 2015 and as such there were no LTIs which vested at 30 June 2015.

(8)   Long-term incentives for the 2016 financial year represent the number of units x corporate performance target achieved (2016) x closing share price on 8 September 2016. Actual vesting date is 26 September 2016. Financial year 2015 long-term incentive gains reflect LTI units vested in September 2015. We have amended our 2015 comparatives to align to this principle. The gains from SARs exercised during 2016 are disclosed on later in this report.

Prescribed Officers

The table below provides factors considered in the final determination of the annual STI award. The final Individual Performance Factors (IPFs) are disclosed in a range.

					Individual	Committee
					performance	approved
	TGP/Base salary as			Group	factor %	modifier
	at 30 June 2016		Target %	factor %	range(1)	(LCCP)%	FY16 STI value
Prescribed Officers	A		B	C	D	E	F = AxBxCxDxE
SR Cornell	US$	669 500	75	81,99	65 – 75	(25)	US$	231 577
FR Grobler	R	4 631 949	75	81,99	95 – 105	(15)	R	2 542 109
VD Kahla	R	5 469 952	75	81,99	95 – 105	(15)	R	3 002 022
BE Klingenberg	R	6 316 568	75	81,99	100 – 110	(15)	R	3 631 742
M Radebe	R	4 868 500	75	81,99	95 – 105	(15)	R	2 671 933
CF Rademan	R	5 938 650	75	81,99	100 – 110	(15)	R	3 414 456
SJ Schoeman	R	5 300 000	75	81,99	90 – 100	(15)	R	2 770 237

(1) Actual score determined by performance against individual scorecard, in a range of 0% to 150%

Remuneration and benefits paid (disclosed in rands) and approved in respect of 2016 for Prescribed Officers were as follows:

Prescribed Officers

	SR Cornell(3)			FR Grobler			VD Kahla			BE Klingenberg
			%			%			%			%
R’000	2016	2015	change	2016	2015	change	2016	2015	change	2016	2015	change
Salary	9 827	7 753		3 035	3 012		4 765	4 690		4 527	4 514
Retirement funding	268	208		1 408	1 316		629	618		1 501	1 421
Vehicle benefits	—	—		117	166		—	—		212	213
Medical benefits	293	209		77	68		81	72		81	72
Vehicle insurance fringe benefits	—	—		6	6		6	6		6	6
Security benefits	—	—		10	39		392	363		304	115
Other benefits	5 678	4 412		—	—		—	—		—	—
Total salary and benefits	16 066	12 582	28	4 653	4 607	1	5 873	5 749	2	6 631	6 341	5
Annual Short- Term Incentive(1)	3 243	6 489		2 542	3 141		3 002	3 642		3 632	4 362
Long-Term Incentive gains(2), (8)	12 736	—		6 825	4 355		4 233	5 418		6 023	7 767
Total annual remuneration	32 045	19 071	68	14 020	12 103	16	13 108	14 809	(11)	16 286	18 470	(12)

Sasol Limited Group

Report of the Remuneration Committee

(continued)

Prescribed Officers

	E Oberholster(4)			M Radebe(5)			CF Rademan(6)			SJ Schoeman(7)
			%			%			%			%
R’000	2016	2015	change	2016	2015	change	2016	2015	change	2016	2015	change
Salary	—	2 355		3 840	3 771		3 983	3 674		4 098	3 821
Retirement funding	—	1 051		688	682		1 569	1 772		446	417
Vehicle benefits	—	—		264	264		320	320		200	200
Medical benefits	—	51		81	72		71	63		81	72
Vehicle insurance fringe benefits	—	5		6	6		6	6		6	6
Security benefits	—	7		16	23		33	34		38	2
Other benefits	—	—		110	—		9	—		—	—
Total salary and benefits	—	3 469		5 005	4 818	4	5 991	5 869	2	4 869	4 518	8
Annual Short- Term Incentive(1)	—	2 063		2 672	3 002		3 414	4 210		2 770	3 049
Long-Term Incentive gains(2), (8)	—	—		4 233	5 418		5 019	7 767		6 825	4 355
Total annual remuneration	—	5 532		11 910	13 238	(10)	14 424	17 846	(19)	14 464	11 922	21

(1)        Incentives approved on the group results for the 2016 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2016. The difference between the amount approved as at 9 September 2016 and the total amount accrued as at 30 June 2016 represents an over provision of R9,6 million. The over provision of R6,0 million for 2015 was reversed in 2016.

(2)        Total Annual remuneration includes gains derived from the long-term incentive award vesting on the performance of the financial year under review.

(3)        Mr SR Cornell is paid in US dollars and the increase in salary and benefits reflect impact of the rand/US$ exchange rate. Mr SR Cornell received a payment of US$100 000 linked to a deferred sign on agreement which is part of his employment contract. Other benefits include a sign on payment of US$750 000 linked to a retention period of 36 months. This amount reflects the portion related to his period in service for the financial year (US$750 000 x 12/36).

(4)        Mr E Oberholster retired from the group with effect from 31 March 2015.

(5)        Other benefits include Inzalo dividends earned during the financial year.

(6)        Other benefits include a 35 year long-service award.

(7)        Mr SJ Schoeman received a salary/TGP increase in March 2016 upon his appointment to the US Mega project team.

(8)        Long-term incentives for the 2016 financial year represent the number of units x corporate performance target achieved (2016) x closing share price on 8 September 2016. The actual vesting date for the annual awards made on 12 September 2013, is 26 September 2016. Included in the 2016 long-term incentive gains, are gains for awards allocated on appointment to Sasol. The actual vesting date for these awards are 13 March 2017 for Mr SJ Cornell (R12 736 297), 20 November 2016 for Mr FR Grobler (R3 389 579), and 5 June 2017 for Mr SJ Schoeman (R3 389 579). Financial year 2015 long-term incentive gains reflect LTI units vested in September 2015. We have amended our 2015 comparatives to align to this principle. The gains from SARs exercised during 2016 are disclosed on later in this report.

Non-executive Directors

Details of the appointments of Non-executive Directors in office during the financial year are listed below:

	Date first appointed to	Date last re-elected as
Non-executive Directors	the board	a director	Date due for re-election
MSV Gantsho (Chairman)	1 June 2003	4 December 2015	17 November 2017
JE Schrempp (Lead Independent Director)	21 November 1997	Retired 4 December 2015	N/A
C Beggs	8 July 2009	21 November 2014	25 November 2016
MJ Cuambe	1 June 2016	N/A	25 November 2016
HG Dijkgraaf (Lead Independent Director)(1)	16 October 2006	21 November 2014	25 November 2016
NNA Matyumza	8 September 2014	21 November 2014	17 November 2017
IN Mkhize	1 January 2005	4 December 2015	November 2018(2)
ZM Mkhize	29 November 2011	21 November 2014	17 November 2017
MJN Njeke	4 February 2009	22 November 2013	25 November 2016
PJ Robertson	1 July 2012	21 November 2014	25 November 2016
S Westwell	1 June 2012	4 December 2015	17 November 2017

(1)    Appointed as Lead Independent Director on 4 December 2015.

(2)    Date of meeting not yet determined.

Non-executive Directors’ remuneration for the year was as follows:

		Lead		Share	Ad hoc or
	Board meeting	Independent	Committee	Incentive	special
Non-executive	fees	Director fees	fees	Trust fees	meeting	Total 2016	Total 2015
Directors	R’000	R’000	R’000	R’000	R’000	R’000	R’000
MSV Gantsho (Chairman)	4 900	—	—	—	—	4 900	4 900
JE Schrempp(1), (2) (Lead Independent)	1 050	305	279	34	63	1 731	2 909
HG Dijkgraaf(1) (5) (Lead Independent)	2 183	452	1 158	67	95	3 955	2 788
C Beggs	660	—	515	—	21	1 196	1 129
MJ Cuambe(1), (3)	186	—	—	—	—	186	—
NNA Matyumza	660	—	350	—	—	1 010	610
IN Mkhize	660	—	569	134	21	1 384	1 317
ZM Mkhize	660	—	117	—	42	819	689
MJN Njeke	660	—	228	—	—	888	792
B Nqwababa(4)	—	—	—	—	—	—	171
PJ Robertson(1)	2 183	—	1 129	67	32	3 411	2 276
S Westwell(1)	2 183	—	950	—	32	3 165	2 357
Total	15 985	757	5 295	302	306	22 645	19 938

(1)    Board and committee fees paid in US dollars.

(2)    Prof JE Schrempp retired from the board effective 4 December 2015.

(3)    Appointed as Non-executive Director effective 1 June 2016.

(4)    Mr B Nqwababa resigned as Non-executive Director effective 26 September 2014 and was re-appointed as Executive Director with effect from 1 March 2015.

(5)    Appointed as Lead Independent Director on 4 December 2015.

LTIs previously granted, exercised, implemented, settled and/or vested

The interests of the Directors in the form of LTIs are shown in the tables below. During the year to 30 June 2016, the highest and lowest closing market prices for the company’s shares were R492,50 on 8 March 2016 and R358,79 on 8 December 2015 and the closing market price on 30 June 2016 was R397,17. Refer to note 35 of the Annual Financial Statements for further details of the incentive plans.

LTI holdings (unvested)

Effect of
	Balance at			corporate	Long-term
	beginning of	Granted		performance	incentive rights	Balance at end
Executive Directors	year (number)	(number)	Grant date	targets (number)	settled (number)	of year (number)
DE Constable	95 356	81 000	21-Sep-15	7 145	(19 807)	163 694
B Nqwababa	30 000	20 000	21-Sep-15	—	—	50 000
VN Fakude	69 686	27 500	21-Sep-15	11 985	(33 225)	75 946
Total	195 042	128 500		19 130	(53 032)	289 640

SAR holdings — outstanding (vested and unvested)

	Balance at beginning of year	Effect of corporate performance		Balance at end
Executive Directors	(number)	targets (number)	SARs exercised	of year (number)
DE Constable	375 787	—	—	375 787
VN Fakude	166 949	8 013	(32 862)	142 100
	542 736	8 013	(32 862)	517 887

Sasol Limited Group

Report of the Remuneration Committee

(continued)

Sasol Share Incentive Scheme

Executive directors do not have any outstanding share options previously awarded under the Sasol Share Incentive Scheme and accordingly did not exercise any options during the course of the financial year. During the year, prescribed officer FR Grobler, exercised 1300 share options with a strike price of R232,38 and a market price of R464,29 per share on the exercise date. This resulted in a gain on exercise of R301 483. His remaining 2700 options lapsed on expiry of the scheme.

LTI holdings (unvested)

Balance at
	beginning of			Effect of corporate	Long-term
	year	Granted		performance	incentives settled	Balance at end
Prescribed Officers	(number)	(number)	Grant date	targets (number)	(number)	of year (number)
SR Cornell	42 100	23 000	21-Sep-15	—	—	65 100
FR Grobler	34 477	13 500	21-Sep-15	3 860	(10 701)	41 136
VD Kahla	29 999	16 000	21-Sep-15	4 802	(13 312)	37 489
BE Klingenberg	38 969	18 500	21-Sep-15	6 884	(19 084)	45 269
M Radebe	29 999	14 000	21-Sep-15	4 802	(13 312)	35 489
CF Rademan	38 008	20 000	21-Sep-15	6 884	(19 084)	45 808
SJ Schoeman	34 477	23 500	7-Jun-16	3 860	(10 701)	51 136
Total	248 029	128 500		31 092	(86 194)	321 427

SAR holdings (vested and unvested)

Effect of corporate
	Balance at beginning of year	performance targets		Balance at end
Prescribed Officers	(number)	(number)	SARs exercised	of year (number)
FR Grobler	63 555	2 595	—	66 150
VD Kahla	68 500	3 216	(26 216)	45 500
BE Klingenberg	167 543	4 570	—	172 113
M Radebe	129 637	3 216	(4 100)	128 753
CF Rademan	91 862	4 570	—	96 432
SJ Schoeman	61 280	2 595	—	63 875
Total	582 377	20 762	(30 316)	572 823

Share Appreciation Rights Exercised

					Gain on exercise of
					share appreciation
		SARs	Market price	Offer price	rights
	Exercise	exercised	per share	per share	2016(1)
	dates	(number)	(Rand)	(Rand)	R’000s
Executive Directors
VN Fakude		32 862			6 033
	9-Mar-16	7 400	492,50	352,10	1 039
	9-Mar-16	6 700	492,50	289,99	1 357
	9-Mar-16	18 762	492,50	298,65	3 637
Prescribed Officers
VD Kahla		26 216			3 087
	9-Mar-16	6 000	492,50	372,00	723
	9-Mar-16	8 916	492,50	376,46	1 035
	9-Mar-16	5 300	492,50	334,53	837
	29-Mar-16	6 000	454,00	372,00	492

M Radebe	9-Mar-16	4 100	492,50	294,50	812

Total		63 178			9 932

(1) No share appreciation rights were exercised in 2015.

Sasol Inzalo Management Scheme rights

At the grant date on 3 June 2008, the issue price of the underlying share of R366,00 which represented the 60-day volume weighted average price of Sasol ordinary shares to 18 March 2008.

The shares were issued to The Sasol Inzalo Management Trust at R0,01 per share.

			Value of		Balance at end
	Balance at beginning of year	Rights granted	underlying		of year
	(number)	(number)	share (Rand)	Grant date	(number)
Executive Directors
VN Fakude	25 000	—	—	—	25 000

Prescribed Officers
M Radebe	15 000	—	—	—	15 000
Total	40 000	—	—	—	40 000

Beneficial shareholding

The aggregate beneficial shareholding at 30 June 2016 of the directors of the company and the prescribed officers and their associates (none of whom have a holding greater than 1%) in the issued ordinary share capital of the company are detailed in the following tables.

Sasol Inzalo Public Limited RF (Sasol Inzalo) indirectly held 2 838 565 of the total issued capital of Sasol on 30 June 2016 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares have limited trading rights until 7 September 2018. Refer to note 36 of the Annual Financial Statements for details of the Sasol Inzalo share transaction.

	2016			2015
	Direct	Indirect	Total beneficial	Direct	Indirect	Total beneficial
Beneficial shareholdings(1)	beneficial	beneficial(2)	shareholding	beneficial	beneficial(2)	shareholding
Executive Directors
VN Fakude	4 269	—	4 269	4 269	—	4 269

Non-executive Directors
IN Mkhize	—	18 435	18 435	313	18 626	18 939
Total	4 269	18 435	22 704	4 582	18 626	23 208

(1)    There was no change in the above shareholding between the end of the financial year and the date of approval of the Annual Financial Statements.

(2)    Sasol Inzalo Public Limited (RF) shares.

	2016			2015
	Direct	Indirect	Total beneficial	Direct	Indirect	Total beneficial
Prescribed Officers	beneficial	beneficial(1)	shareholding	beneficial	beneficial(1)	shareholding
FR Grobler	13 500	—	13 500	13 500	—	13 500
CF Rademan	600	—	600	2 500	—	2 500
M Radebe	—	3 357	3 357	—	3 357	3 357
Total	14 100	3 357	17 457	16 000	3 357	19 357

(1) Share units in Sasol Employee Share Savings Trust not included.